Exhibit 99.2

Financial Statements
TE/TOUSA, LLC and Subsidiaries

These Interim Financial Statements
have not been audited or reviewed
by an Independent registered
Public Accounting Firm.

TE/TOUSA, LLC and Subsidiaries
Financial Statements

TE/TOUSA, LLC
Unaudited Consolidated Statement of Financial Condition
Prepared by Management
July 30, 2007
(Dollars in Thousands)

Assets
Cash and cash equivalents	$10,278
Restricted cash	28,368
Inventory
Deposits and option contracts	63,820
Homesites and land under development	37,058
Residences completed and under construction	48,954
Inventory not owned	12,452

Total inventory	162,284
Other assets	3,945

Total assets	$204,875

Liabilities and members’ equity (deficit)
Liabilities:
Accounts payable, accrued expenses and other liabilities	$109,265
Customer deposits	1,932
Obligations for inventory not owned	12,452
Due to members	44,623
Bank borrowings	625,000
Member loans	31,250

Total liabilities	824,522

Commitments and contingencies

Members’ equity (deficit)
Members’ capital	141,094
Deficit	(760,741)

Total members’ deficit	(619,647)

Total liabilities and members’ deficit	$204,875

See accompanying notes to unaudited consolidated financial statements. These financial statements have not been subject to a review by an independent registered public accounting firm.

TE/TOUSA, LLC
Unaudited Consolidated Statement of Operations
Prepared by Management
Eight Months Ended July 30, 2007
(Dollars in Thousands)

Home sales revenues	$174,826

Cost of sales:
Home sales	177,693
Loss on impairment of inventory	134,845
Write-off of deposits and abandonment costs	45,972

Cost of home sales	358,510

Gross loss	(183,684)

Selling, general, and administrative expenses	47,538
Depreciation and amortization	453
Interest expense	48,498
Other income	(3,230)

Net loss	$(276,943)

See accompanying notes to unaudited consolidated financial statements. These financial statements have not been subject to a review by an independent registered public accounting firm.

TE/TOUSA, LLC
Unaudited Consolidated Statement of Changes in Members’ Equity
Prepared by Management
(Dollars in Thousands)

	Members’
	Capital	Deficit	Total

Balance, November 30, 2006	$144,173	$(483,798)	$(339,625)
Net loss	—	(276,943)	(276,943)
Recharacterization of related party debt	8,449	—	8,449
Accrual of preferred return	(11,528)	—	(11,528)

Balance, July 30, 2007	$141,094	$(760,741)	$(619,647)

See accompanying notes to unaudited consolidated financial statements. These financial statements have not been subject to a review by an independent registered public accounting firm.

TE/TOUSA, LLC
Unaudited Consolidated Statement of Cash Flows
Prepared by Management
Eight months ended July 30, 2007
(Dollars in Thousands)

Operating activities
Net loss	$(276,943)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on impairment of inventory and write-off of deposits and abandonment costs	180,817
Depreciation and amortization	453
Changes in operating assets and liabilities:
Restricted cash	6,624
Inventory	65,720
Other assets	8,233
Accounts payable, accrued expenses and other liabilities	10,271
Customer deposits	(11,664)

Net cash used in operating activities	(16,489)

Investing activity
Additions to property and equipment	(10)

Net cash used in investing activity	(10)

Financing activity
Advances from members	10,073

Net cash provided by financing activity	10,073

Net decrease in cash and cash equivalents	(6,426)
Cash and cash equivalents at beginning of period	16,704

Cash and cash equivalents at end of period	$10,278

See accompanying notes to unaudited consolidated financial statements. These financial statements have not been subject to a review by an independent registered public accounting firm

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
Prepared by Management
(Dollars in Thousands)
1. Organization and Acquisition
On August 1, 2005, TE/Tousa, LLC (the “Company”), a joint venture between TOUSA Homes, L.P. (“TOUSA”) and Falcone/Ritchie LLC (Falcone), acquired substantially all of the assets of Transeastern Properties, Inc., a privately held Florida homebuilder, as of July 1, 2005, through its wholly-owned subsidiary EH/Transeastern, LLC and its affiliates, for approximately $699,000 including assumed liabilities (the “Acquisition”). TOUSA and Falcone contributed $90,000 and $75,000 of equity, respectively. TOUSA also made a $20,000 subordinated loan to the Company on the date of the acquisition.
Additional consideration of $75,000 would be paid to Falcone pursuant to an earn out agreement if certain conditions were met, such as achieving predetermined quarterly earnings targets and delivery of entitlement on certain tracts of land held under lot option contracts. In accordinace with SFAS No. 141, Business Combinations, the Company did not accrue contingent consideration obligations prior to the attainment of the objectives. Through July 30, 2007, $5,388 in entitlements had been paid by the Company.
After the Acquisition, TOUSA and Falcone each held a 50% voting interest in the Company and TOUSA was the managing member of the Company. The Limited Liability Agreement (the “Agreement”) set forth the basis for determining member loans and the allocation of profit and loss and distribution of net cash flow of the Company.
After experiencing several months of continuous declines in deliveries as compared to forecasted amounts due to higher than expected cancellations and lower than expected gross sales, in early September 2006, the Company’s management finalized and distributed to its members six-year financial projections based on the build-out and sale of its current controlled land positions. These revised projections indicated that the Company would report a loss in the fourth quarter and would not have the liquidity to meet its debt obligations under the capital structure that was in place at that time.
On October 31, 2006 and November 1, 2006, TOUSA, Inc. (TOUSA’s parent company) received demand letters from the administrative agent for the lenders to the Company demanding payment under certain guarantees. The demand letters alleged that potential defaults and events of default had occurred under the credit agreements and that such potential defaults or events of default had triggered TOUSA, Inc.’s obligations under the guarantees. The lenders claimed that TOUSA, Inc.’s guarantee obligations equaled or exceeded all of the outstanding obligations under each of the credit agreements and that TOUSA, Inc. was liable for default interest, costs and expenses.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
1. Organization and Acquisition (continued)
On July 31, 2007, TOUSA, Inc. consummated transactions (the “TE Settlement”) to settle the disputes regarding the Company with the lenders to the Company, its land bankers and Falcone. Pursuant to the settlement, among other things,
•	the Company became a wholly-owned subsidiary of TOUSA, Inc. by merger into one of its subsidiaries, which subsidiary became a guarantor on TOUSA, Inc.’s credit facilities and note indentures;

•	the senior secured lenders of the Company were paid in full, including accrued interest by TOUSA, Inc.;

•	the senior mezzanine lenders to the Company received $20,000 in aggregate principal amount of 14.75% Senior Subordinated PIK Election Notes due 2015 from TOUSA, Inc. and $117,500 in initial aggregate liquidation preference of TOUSA, Inc.’s 8% Series A Convertible Preferred PIK Preferred Stock;

•	the junior mezzanine lenders to the Company received warrants to purchase shares of TOUSA, Inc.’s common stock which had an estimated fair value of $8.2 million at issuance (based on the Black-Scholes option pricing model and before issuance costs);

•	TOUSA, Inc. entered into settlement and mutual release agreements with the senior mezzanine lenders and the junior mezzanine lenders to the Company which released TOUSA, Inc. from its potential obligations to the lenders; and

•	TOUSA, Inc. entered into a settlement and mutual release agreement with Falcone concerning the Company that among other things, released Falcone from claims under the Acquisition agreement. Pursuant to the settlement agreement, TOUSA, Inc. remains obligated on certain indemnification obligations, including, without limitation, related to certain land bank arrangements.
On January 29, 2008, TOUSA, Inc. and certain of its subsidiaries, including the successor company to TE/TOUSA, LLC, filed voluntary petitions for reorganization relief under the provision of Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida which raises substantial doubt about the Company’s ability to continue as a going concern.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
Prior to the TE Settlement consummated on July 31, 2007, EH/Transeastern, LLC was the operating entity of the Company and a wholly-owned subsidiary of TE/TOUSA Senior, LLC, which in turn was a wholly owned subsidiary of TE/TOUSA Mezzanine, LLC. TE/TOUSA Mezzanine, LLC was a wholly-owned subsidiary of TE/TOUSA Mezzanine Two, LLC which in turn was a wholly-owned subsidiary of the Company. All these entities other than the Company are referred to herein as the “Subsidiaries”.
The consolidated financial statements include the Company’s accounts and those of the Company’s Subsidiaries and include the unaudited consolidated financial statements of TE/TOUSA, LLC and Subsidiaries for the eight months from December 1, 2006 through July 30, 2007. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. These financial statements have not been subject to a review by and independent registered public accounting firm.
The Company’s accounting and reporting policies conform to United States generally accepted accounting principles (“GAAP”) on a going concern basis. This contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Company does not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should it be unable to continue as a going concern.
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Due to the Company’s normal operating cycle being in excess of one year, the Company presents an unclassified statement of financial condition.
Cash, Restricted Cash and Cash Equivalents
Cash and cash equivalents include amounts in transit from title companies for home closings and highly liquid investments with an initial maturity of three months or less.
Restricted cash is comprised of customer deposits held in escrow as required by purchase contracts or by law and cash controlled by CIT. As of July 30, 2007, CIT, as successor agent to Deutsche Bank, under the Senior Facilities, held cash in the amount of $26,440, the use of which is restricted.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Inventory
Inventory is stated at the lower of cost or fair value. Inventory under development or held for development is stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. Inventory to be disposed of is carried at the lower of cost or fair value less cost to sell. The Company utilizes the specific identification method of charging construction costs to cost of sales as units are sold. Common construction project costs are allocated to each individual home based upon the total number of homes to be constructed. Real estate taxes, interest and certain development costs are capitalized to land and construction costs during the development and construction period and are amortized to cost of sales as closings occur.
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company carries long-lived assets at the lower of the carrying amount or fair value. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest.
Inventory Not Owned and Obligations for Inventory Not Owned
In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”). FIN 46R addresses consolidation by business enterprises of variable interest entities (VIEs) in which an entity absorbs a majority of the expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.
Generally, homebuilders will enter into option contracts for the purchase of land or homesites with land sellers and third-party financial entities, some of which may qualify as VIEs. In applying FIN 46R to the Company’s homesite option contracts and other transactions with VIEs, the Company makes estimates regarding cash flows and other assumptions. The Company believes that critical assumptions underlying these estimates are reasonable based on historical evidence and industry practice. Based on the Company’s analysis of transactions with VIEs, the Company determined that it is the primary beneficiary of certain of these home site option contracts. Accordingly, under FIN 46R, the Company is required to consolidate the assets (home sites) at their fair value, although (a) the Company has no legal title to the assets, (b) its maximum exposure to loss is generally limited to the deposits or letters of credit placed with these entities, and (c) creditors, if any, of these entities have no recourse against the Company. The effect of implementing FIN 46R is disclosed in Note 3.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Derivative Financial Instruments
SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the balance sheets and measured at fair market value. Gains or losses resulting from changes in the fair market value of derivatives are recognized in earnings or recorded in other comprehensive income and recognized in the statements of operations when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.
The Company’s policy is to designate at a derivative’s inception the specific assets, liabilities, or future commitments being hedged and to monitor the derivative to determine if it remains an effective hedge. The effectiveness of a derivative as a hedge is based on a high correlation between changes in its value and changes in the value of the underlying hedged item. The Company recognizes gains or losses for amounts received or paid when the underlying transaction settles. The Company does not enter into or hold derivatives for trading or speculative purposes.
The Company had one interest rate swap agreement through March 2007, which effectively converted variable interest rates to fixed interest rates on $350,000 of outstanding debt related to its homebuilding operations. The swap agreement was previously designated as a cash flow hedge. Due to the default notice discussed in Note 5, the due dates of the bank borrowings were accelerated. Accordingly, the Company no longer classified this transaction as a hedge. The net gain in the Consolidated Statement of Operation for the eight months ended July 30, 2007 was $1,077.
Property and Equipment
Property and equipment consists primarily of office furniture and computer equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Accumulated depreciation at July 30, 2007 was $2,251. Depreciation expense for the eight months ended July 30, 2007 was $453.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Revenue Recognition
The Company’s primary source of revenue is the sale of homes to homebuyers. To a lesser degree, the Company engages in the sale of land to other homebuilders. Revenue is recognized on home sales and land sales at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.
Warranty Costs
The Company provides homebuyers with a limited warranty on workmanship and materials from the date of sale for up to one year. The Company generally has recourse against the subcontractors for claims relating to workmanship and materials. The Company also provides up to a ten-year homebuyer’s warranty which covers major structural defects. Estimated warranty costs are recorded at the time of closing based on historical experience and current trends. Warranty costs are included in cost of sales in the accompanying consolidated statement of operations.
Activity related to the one year limited warranties is as follows for the eight months ended July 30, 2007:

Balance at beginning of period	$1,428
Current period warranty costs	881
Payments made for work performed	(269)

Balance at end of period	$2,040

Advertising Costs
Advertising costs, consisting primarily of newspaper and signage, are expensed as incurred.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Fair Value of Financial Instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company’s financial instruments consist of cash equivalents and bank borrowings. The fair value of the cash equivalents approximate their recorded value due their short duration. The fair value of the Company’s bank borrowings, as determined by the TE Settlement, are as follows at July 30, 2007:

Revolving facility	$65,000
Senior Term Loan	335,000
Senior Mezzanine Loan	94,900
Junior Mezzanine Loan	8,200
Concentration of Credit Risk
The Company conducts all of its business in Florida. Accordingly, the market value of its inventory is susceptible to changes in market conditions that may occur in the state. As discussed in Note 2, during the second half of 2006, the Florida housing market began to decline, characterized by weakening demand, an over supply of new and existing inventory of homes, increasing competition and an overall lack of buyer urgency.
3. Inventory
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates an asset for impairment when events and circumstances indicate that they may be impaired. During the eight months ended July 30, 2007, the Company recorded impairment losses of $134,845 based on its evaluation of the downturn in the housing market in Florida. During the eight months ended July 30, 2007, the Company also recorded charges of $45,972 to write-off deposits and other costs related to communities for which construction had not begun and for which the Company had no intent to pursue the development.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
3. Inventory (continued)
In accordance with SFAS No. 34, Capitalization of Interest Cost, the Company capitalizes interest incurred on debt up to the amount of inventory that qualifies for interest capitalization. Interest on debt that is in excess of the Company’s qualifying assets is charged to interest expense in the Consolidated Statement of Operations. During the eight months ended July 30, 2007, the Company incurred interest of $64,728 and expensed $13,567 through cost of sales. Capitalized interest included in inventory at July 30, 2007, was $36,458.
The effect of FIN 46R and SFAS No. 66, Accounting for Sales of Real Estate at July 30, 2007 was to increase inventory by $12,452, excluding deposits of $2,955 which had been previously recorded, with a corresponding increase to Obligations for Inventory Not Owned in the accompanying Consolidated Balance Sheet.
4. Accrued Liabilities
Accrued liabilities consist of the following at July 30, 2007:

Accounts payable	$3,352
Accrued expense, other	8,084
Accrual for unpaid invoices on delivered homes	1,117
Accrued real estate taxes	2,500
Accrued compensation	2,822
Accrued interest	54,675
CDD Obligations	36,715

$109,265

In connection with the development of certain of the Company’s communities, Community Development Districts (CDD) or special tax districts may utilize bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at these communities. The Company utilizes two primary types of bonds issued by the district, type “A” or type “B” which are used to reimburse the Company for construction or acquisition of certain infrastructure improvements. The “A” bond is the portion of a bond offering that is ultimately intended to be assumed by the end-user, and the “B” bond is the obligation of the Company. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay this obligation, a lien is placed on the property to secure the unpaid obligation. The bonds, including interest, redemption premiums, if any, and the associated lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. With respect to the Company’s communities, the amount of CDD and improvement district bond

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
4. Accrued Liabilities (continued)
obligations outstanding and accrued totaled $36,715 at July 30, 2007 and mature from 2007 to 2037.
The districts raise the money to make the principal and interest payments on the bonds by imposing assessments and user fees on the properties benefited by the improvements from the bond offerings. The Company pays a portion of the revenues, fees, and assessments levied by the districts on the properties the Company owns that are benefited by the improvements. The Company may also agree to pay down a specified portion of the bonds at the time of each unit or parcel closing. In addition, the Company guarantees district shortfalls under some of the bond debt service agreements when the revenues, fees, and assessments which are designed to cover principal and interest and other operating costs of the bonds are insufficient.
In accordance with EITF Issue 91-10, Accounting for Special Assessments and Tax Increment Financing, the Company records a liability, net of cash held by the districts available to offset the particular bond obligation, for the estimated developer obligations that are fixed and determinable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. The Company reduces this liability by the corresponding assessment assumed by property purchasers and the amounts paid by the Company at the time of closing and transfer of the property.
5. Bank Borrowings
Bank borrowings consist of the following at July 30, 2007:

Revolving facility, $115,000 revolving line of credit, default interest at 11.75%	$65,000
Senior Term Loan, default interest at 11.75%	335,000
Senior Mezzanine Loan, default interest at 14.25%	137,500
Junior Mezzanine Loan, default interest at 19.39%	87,500

$625,000

Concurrently with and in part to finance the acquisition, the Subsidiaries entered into a three-year $115,000 senior secured revolving credit facility (the “Revolving Facility”), a three-year $335,000 senior secured term loan (the “Senior Term Loan”) and together with the Revolving Facility, (the “Senior Facilities”), a four-year $137,500 senior mezzanine term loan (the “Senior Mezzanine Loan”), and a four-year $87,500 junior mezzanine term loan (“Junior Mezzanine Loan”), together with the Senior Mezzanine Loan, (the “Mezzanine Loans”).

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
5. Bank Borrowings (continued)
The lenders declared the Company’s credit facilities to be in default. The bank borrowings outstanding are presented as currently due in the Consolidated Statement of Financial Condition. See Note 1 for additional information on the July 31, 2007 settlement with the lenders.
6. Income Tax Matters
The Company has chosen to be treated as a partnership for federal income tax purposes. As such, the accompanying financial statements include no provision for income taxes, since pursuant to the provisions of the applicable federal, state and local taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the members.
7. Commitments and Contingencies
The Company is committed, under various letters of credit and performance bonds, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled $8,603 at July 30, 2007. Performance bonds outstanding as of July 30, 2007 were $1,479.
The Company is involved in various claims and legal actions arising in the ordinary course of business. Excluding the TE Settlement, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s consolidated financial statements.
8. Related Party Transactions
Limited Liability Agreement
Under the Agreement, the Company was required to accrue and pay a preferred return of 20% on the initial $75,000 contributed by Falcone. The preferred payment was to be made quarterly by the Company to the extent distributions to the Members were allowable under certain covenants and restrictions associated with the Company’s bank borrowings. To the extent the Company was not allowed to make these payments, TOUSA, under the Agreement, was required to make a member loan to the Company in the amount of the preferred payment. For the eight months ended July 30, 2007, the Company made no preferred payments but accrued such amounts with interest. The preferred return due for the eight months ended July 30, 2007 of $11,528 was accrued in Due to Members and shown as a reduction of capital in the Consolidated Statement of Financial Condition.

8. Related Party Transactions (continued)
Due from Members
Included in other assets are receivables from Falcone of $11,110 and $917 from TOUSA, respectively. The Falcone receivables arose from a promissory note issued in connection with its sales of assets to the Company in 2005, development cost overruns incurred prior to the sale of the assets to the Company in 2005 and certain other expenses paid by the Company on behalf of Falcone. At November 30, 2006, the promissory note was past due and the other receivables from Falcone had not been collected. Accordingly, the Company determined that their collectability was doubtful and fully reserved the total receivable.
Due to Members
As of November 30, 2006, the Company owed $11,000 to TOUSA for deposits and loan costs paid on the Company’s behalf in connection with the Acquisition. This amount, net of other amounts due from TOUSA, was recharacterized as a capital contribution in July 2007.
TOUSA paid certain compensation, health insurance and other employee benefit costs on behalf of the Company. For the eight months ended July 30, 2007, $2,300 was expensed
Management Fee
Under the Agreement, TOUSA, as managing member, was entitled to a management fee of $5,000 per year. The management fee was only payable once certain conditions and covenants under the Agreement and the Company’s bank borrowings were met. During the eight months ended July 30, 2007, the Company accrued $3,333 of management fees. The total balance of unpaid management fees included in Due to Members in the accompanying Consolidated Statement of Financial Condition at July 30, 2007 was $10,000.
Member Loan
As of July 30, 2007, the Company had a member loan outstanding to TOUSA for $31,250. The member loan accrued interest at a rate of 18% per annum and was only payable once certain conditions and covenants under the Agreement and the Company’s bank borrowings were met. The Company accrued interest expense of $3,766 during the eight months ended July 30, 2007 on the member loan and had $11,900 accrued as of July 30, 2007 which is included in due to members in the accompanying Consolidated Statement of Financial Condition.

TE/TOUSA, LLC and Subsidiaries
Notes to Unaudited Consolidated Financial Statements (continued)
8. Related Party Transactions (continued)
Payments to Members
The Company has a number of agreements (which require payments for option deposits, interest and the acquisition price of the residential lots which are the subject of the options) with Falcone and Falcone affiliates, which are paid in the normal course of business. Payments of $25,900 under these agreements were made during the eight months ended July 30, 2007. The Company believes that at the time of entering into these agreements, the terms and conditions of such, including pricing and rates, approximated fair market value.